Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

RECEIVED
2008 AUG 20 A 11:23

[redacted]

08004442

August 13, 2008

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's Second Quarter Report issued August 8, 2008 and the accompanying Forms 52-109F2 – Certification of Interim Filings.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

PROCESSED
AUG 22 2008
THOMSON REUTERS

#82-34714

Form 52-109F2 - Certification of Interim Filings

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending June 30, 2008;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2008

"J. Brian Kynoch"

J. Brian Kynoch
President

Form 52-109F2 - Certification of Interim Filings

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending June 30, 2008;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2008

"Andre Deepwell"

Andre Deepwell
Chief Financial Officer

Imperial Metals

Second Quarter Report
June 30, 2008

#82-34714

RECEIVED

2008 SECOND QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three and six months ended June 30, 2008 and June 30, 2007 are summarized below and discussed in detail in the Management's Discussion and Analysis.

Second Quarter Financial Results	Three Months Ended June 30		Six Months Ended June 30	
(unaudited) in thousands except per share amounts	2008	2007	2008	2007
Revenues	$124,911	$93,210	$181,508	$147,456
Operating Income	$62,257	$27,337	$85,335	$41,070
Net Income	$44,236	$3,224	$45,901	$1,302
Net Income Per Share	$1.35	$0.10	$1.40	$0.04
Adjusted Net Income (1)	$42,571	$19,482	$54,617	$30,190
Adjusted Net Income Per Share (1)	$1.30	$0.62	$1.67	$0.97
Cash Flow (1)	$66,124	$25,698	$85,653	$47,883
Cash Flow Per Share (1)	$2.02	$0.82	$2.62	$1.54

Revenues were $124.9 million in the June 2008 quarter compared to $93.2 million in the 2007 quarter. As anticipated, the higher than normal concentrate inventory levels at March 31, 2008 were reduced in the June 2008 quarter and this, along with higher production levels, resulted in increased levels of ocean shipments in the June 2008 quarter. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended June 30, 2008 increased to $62.3 million from $27.3 million in the June 2007 quarter.

Net income was $44.2 million in the June 2008 quarter compared to $3.2 million in the 2007 quarter. Adjusted net income in the quarter was $42.6 million or $1.30 per share, versus $19.5 million or $0.62 per share in the June 2007 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

Relatively stable copper prices in the June 2008 quarter resulted in minimal losses on derivative instruments of $0.4 million in the quarter compared to a loss of $14.8 million in the 2007 quarter.

Cash flow increased to $66.1 million in the June 2008 quarter compared to $25.7 million in 2007. The $40.4 million increase is the result of higher operating margins on higher sales volumes and lower realized losses on derivative instruments.

(1) Adjusted Net Income, Adjusted Net Income Per Share, Cash Flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Capital expenditures increased to $13.7 million from the $9.8 million spent in the comparative 2007 quarter. Expenditures in the June 2008 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. At June 30, 2008 the Company had $29.0 million in cash, cash equivalents and short term investments. In July 2008 the Company repaid the balance of its short term debt from collection of accounts receivables and no longer has any short term debt obligations.

During the June 2008 quarter the Company commenced purchases under the Normal Course Issuer Bid and through August 6, 2008 the Company had purchased for cancellation 141,987 common shares at a total cost of $1.2 million.

Mount Polley Mine

Mine Production	Six Months Ended June 30	
(unaudited)	2008	2007
Ore milled (tonnes)	3,268,958	3,176,072
Ore milled per calendar day (tonnes)	17,961	17,547
Grade % - Copper	0.552	0.455
Grade g/t - Gold	0.308	0.249
Recovery % – Copper	78.36	82.19
Recovery % – Gold	71.53	72.09
Copper produced (lbs)	31,185,087	26,188,483
Gold produced (oz)	23,171	18,358
Silver produced (oz)	262,257	185,835

Mount Polley metal production for the first six months of 2008 was 31.1 million pounds compared to 26.1 million pounds in the same period of 2007. Mount Polley mine set a copper production record in the second quarter, with 17.48 million pounds copper produced. The mill throughput was 1.78 million tonnes of ore grading 0.592% copper, an average of 19,642 tonnes per day. Concentrate shipments in the second quarter also set a record with over 50,000 wet metric tonnes of concentrate shipped.

Exploration drilling during the quarter focused on the Boundary and Springer areas. Drilling at the Boundary zone defined and expanded the magnetite breccia which hosts high grade/copper gold mineralization. Hole ND08-42 returned 32.3 metres at 1.43% copper and 1.47 g/t gold, and N08-44 returned 22.3 metres at 1.56% copper and 1.21 g/t gold. This mineralization's high grade and vertical nature make it possible to consider mining it by underground methods. Upon completion of the current drilling, the data will be compiled for the engineering team at Mount Polley to consider the economics of either open pit or underground mining options.

Additional targets identified in the first round of drilling at the Boundary zone will be followed up in the third quarter. One new target was intercepted in hole ND08-47 which intersected 49.5 metres of magnetite breccia grading 0.65% copper and 0.54 g/t gold beneath the known Boundary zone. This may be a lower extension of the main breccia body, but is more likely the first drill hole into a separate but nearby magnetite breccia.

Imperial owns 100% of the Mount Polley open pit copper/gold mine which is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Mine Production	Six Months Ended June 30	
(100% - Imperial owns 50%) *(unaudited)*	2008	2007
Ore milled (tonnes)	2,901,749	3,172,247
Ore milled per calendar day (tonnes)	15,944	17,526
Grade (%) – Copper	0.303	0.535
Grade (%) – Molybdenum	0.007	0.016
Recovery (%) – Copper	88.6	88.3
Recovery (%) – Molybdenum	23.9	21.0
Copper produced (lbs)	17,190,001	33,065,291
Gold produced (oz)	1,456	3,351
Silver produced (oz)	113,145	112,047
Molybdenum produced (lbs)	102,123	241,252

Huckleberry's production is now all from the Main Zone Extension (MZX). The ore is lower grade than that of the East zone pit, and it has proven to be harder to grind. Molybdenum recovery from the MZX has proven to be better than planned.

Drilling and mine design work is being completed to investigate the feasibility of expanding the MZX pit. The study of expansion has the potential to add approximately two years to the mine life. The current reserves are sufficient to feed the mill to the fourth quarter of 2010.

An exploration drill program at the White Creek property, located 8 kilometres north of the mill sit, will investigate new targets. A total of six holes are planned.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine which is located 123 kilometres southwest of Houston, British Columbia.

Sterling

Underground drilling in the second quarter expanded the eastern extension of the 144 zone and identified an open ended mineralized trend on the west side. Gold mineralization grading up to 0.145 ounces per ton (4.95 g/t) gold has been identified within the latite dike that divides the two halves of the mineralized system. Further definition drilling of the main 144 zone encountered high grade gold mineralization typical of the core of the system, with grades up to 1.006 ounces per ton (34.49 g/t) gold over 15 feet.

Subsequent to the second quarter, the current phase of 144 zone underground drilling was completed. Positive results included confirmation of high grade mineralization within the 144 zone, discovery and definition of the east extension of the 144 zone, discovery of an open mineralization trend on the west side of the 144 zone and discovery of the gold-hosting potential of the latite dike which divides the main 144 zone from the east extension. These discoveries will result in a recalculation of the total mineralized resource contained in the 144 zone.

The wholly owned Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

Red Chris

The Red Chris project received approval to proceed with exploration and geotechnical work under an exploration permit. On June 13 the Federal Court of Appeal set aside the September 2007 decision by the Federal Court Trial Division, and confirmed the Federal environmental assessment of the Red Chris project, which concluded the project is unlikely to cause significant adverse environmental effects. This decision of the Federal Court of Appeal may be subject to further appeal to the Supreme Court of Canada.

Construction of a 15 kilometre access trail is underway and is expected to be completed in September. Following completion, an exploration program and a detailed geotechnical investigative program will be initiated.

The Red Chris property is located 80 kilometres south of Dease Lake in northwest British Columbia.

Outlook

For the remainder of 2008, Imperial will continue to focus on its four key projects: Red Chris, Mount Polley, Sterling and Huckleberry.

Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

Revenues were $124.9 million in the June 2008 quarter compared to $93.2 million in the June 2007 quarter. Shipments of concentrate in the 2008 quarter were at record levels and above normal quarterly average shipment levels as a result of higher production and the favourable timing of shipments. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business. In the June 2008 quarter shipments exceeded production due to timing of shipments. At March 31, 2008 the Company had significantly higher than normal levels of inventory which were sold in early in April.

Operating income for the three months ended June 30, 2008 increased to $62.3 million from $27.3 million in the June 2007 quarter.

The price of copper rose about 3% from March 31, 2008 to June 30, 2008 having minimal impact on the valuation of the Company's hedge position. As a result the Company recorded only a $0.4 million loss on derivative instruments in the June 2008 quarter compared to a loss of $14.8 million in the comparable 2007 quarter.

The Company had a net income of $44.2 million in the quarter ended June 30, 2008 compared to income of $3.2 million in the 2007 quarter. The improved net income is the result of a higher contribution from Mount Polley and reduced losses on derivative instruments.

Adjusted net income in the quarter was $42.6 million or $1.30 per share compared to $19.5 million or $0.62 per share in the June 2008 quarter. Adjusted net income is calculated by removing the losses, net of related income taxes, resulting from mark to market revaluation of copper hedging not related to the quarter and removing the unrealized share based compensation expense, net of taxes, as further detailed in the table below. This adjusted net income is not a term recognized under generally accepted accounting principles and is intended to provide additional information on the Company's earnings by excluding the impact of items not settled in the quarter.

Calculation of Adjusted Net Income	Three Months Ended June 30		Six Months Ended June 30	
(unaudited) in thousands except per share amounts	2008	2007	2008	2007
Net Income as reported	$44,236	$3,224	$45,901	$1,302
Unrealized loss (gain) on derivative instruments, net of tax	(1,175)	6,280	10,954	18,910
Unrealized expense (recovery) of share based compensation expense, net of tax	(490)	9,978	(2,238)	9,978
Adjusted Net Income	$42,571	$19,482	$54,617	$30,190
Adjusted Net Income Per Share	$1.30	$0.62	$1.67	$0.97

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

Cash flow increased to $66.1 million in the June 2008 quarter from $25.7 million in 2007. The $40.4 million increase is the result of higher operating margins on higher sales volumes and lower realized losses on derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $13.7 million compared to the $9.8 million spent in the comparative 2007 quarter.

Expenditures in the June 2008 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. At June 30, 2008 the Company had $29.0 million in cash, cash equivalents and short term investments. In July 2008 the Company repaid the balance of its short term debt from collection of accounts receivables and no longer has any short term debt obligations.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate. During the June 2008 quarter the Company recorded $0.4 million in losses on derivative instruments for copper compared to the loss of $14.8 million in the June 2007 quarter. These losses result from the hedges settled in the period and the mark to market valuation of the copper hedges held by the Company at period end. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price compared to copper price at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

As at August 6, 2008 hedges for Mount Polley cover about 57% of second half of 2008 copper settlements via min/max zero cost collars and forward sales. About 54% of Mount Polley copper settlements for 2009 are covered via min/max zero cost collars. Hedges for Huckleberry include puts extending out to the first quarter of 2010, forward sales to the first quarter of 2009 and min/max zero cost collars to the third quarter of 2009. These hedges cover 100% of Huckleberry copper settlements for the second half of 2008, of which 58% are covered by forward sales and the balance via puts.

At June 30, 2008 the Company has unrealized losses of $10.8 million on its derivative instruments. This represents the decrease in fair value of the derivative instruments from the dates of purchase to June 30, 2008 due to changes in the price of copper.

Refer to Note 8 to the unaudited consolidated financial statements for the three months ended June 30, 2008 for further details.

Share Based Compensation Expense

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes.

The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the quarter. During the quarter ended June 30, 2008 the market price of the Company's common shares declined and therefore the Company recorded a recovery of share based compensation.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of August 6, 2008. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the June 2008 Quarter

General

Copper prices in US Dollars averaged significantly higher in the 2008 second quarter compared to the 2007 second quarter averaging US$3.83/lb compared to US$3.46/lb. The US Dollar averaged close to par with the Canadian Dollar in 2008, compared to 10% stronger in second quarter of 2007. Combining the US Dollar copper price and the lower US Dollar/CDN Dollar exchange rate results in a Canadian Dollar copper price average of $3.87/lb in the June 2008 quarter compared to $3.80/lb in same 2007 period. Decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to Canadian Dollars, and due to the ongoing decline over the last few years have had a significant negative impact on revenues.

Huckleberry Mines Ltd.

The Company owns 50% of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine. Note 4 to the financial statements includes details of the Company's share of Huckleberry assets, liabilities, revenues and expenses included in the consolidated financial statements of the Company.

Exploration

Exploration expenditures at Mount Polley were $1.0 million in the June 2008 quarter compared to $1.7 million in the June 2007 quarter. Exploration in 2008 will continue to focus on finding higher grade zones to replace the Wight pit ores that will be depleted in late 2008.

At Huckleberry, the 2008 field season continues to focus on targets arising from the regional exploration program, and six diamond drill holes are planned to test the Upper Ridge zone at Whiting Creek.

At Sterling, underground drilling underground drilling has expanded the eastern extension of the 144 zone and identified an open ended mineralized trend on the west side. A total of 52 holes totaling over 13,000 feet were completed in the June quarter. Positive results included confirmation of high grade mineralization within the 144 zone, discovery and definition of the east extension of the 144 zone, discovery of an open mineralization trend on the west side of the 144 zone and discovery of the gold-hosting potential of the latite dike which divides the main 144 zone from the east extension. These discoveries will result in a recalculation of the total mineralized resource contained in the 144 zone.

At the Red Chris property, work began on an exploration trail to provide access to the Red Chris deposit, and a bridge spanning Coyote Creek was installed. The 15 kilometre exploration trail will be completed in September, and it will allow larger drilling equipment to be driven to the site to complete additional geotechnical and exploration drilling. Access will also provide lower cost drill programs and safer working conditions, as helicopter support will not be necessary.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2007.

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2007.

Changes in Accounting Policies

(a) Capital Disclosures and Financial Instruments- Disclosures and Presentation

Effective January 1, 2008 the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(b) Inventories

Effective January 1, 2008 the Company also adopted Section 3031, Inventories, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations.

(c) Other

No other new accounting policies were adopted by the Company in the six months ended June 30, 2008 and the Company is not expected to adopt any new accounting policies in the balance of 2008.

Canadian generally accepted accounting policies will change effective January 1, 2011 when International financial reporting standards ("IFRS") will become mandatory in Canada. There will be significant changes to disclosures and the accounting for various financial statements items. The impact of these changes on the Company has yet to be determined as accounting policy choices under IFRS are subject to a number of reporting alternatives which have not yet been evaluated by the Company. These changes are substantial and their impact on financial, operational, disclosure, reporting and information technology and data systems, among others, needs to be examined by the Company. An implementation plan for the conversion to IFRS will being prepared and is expected to be ready by December 31, 2008.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2008 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2007

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007.

Financial Results

Overview

Net income for the June 2008 quarter was $44.2 million ($1.35 per share) compared to income of $3.2 million ($0.10 per share) in the comparative 2007 quarter.

Operating revenues were $124.9 million in the June 2008 quarter compared to $93.2 million in the comparative 2007 quarter.

The increased net income for the Company in the June 2008 quarter was the result of higher contribution margin from Mount Polley, lower losses on derivative instruments, a recovery of share based compensation expense, offset by a lower contribution from Huckleberry.

The Company's share of Huckleberry income proportionately consolidated in the June 2008 quarter was $1.4 million compared to a $8.5 million in the comparative 2007 quarter. The reduction in contribution from Huckleberry was due to mining and milling lower grade ore from the upper benches of the Main Zone Extension pit and lower throughput.

Mount Polley operations, after depletion, depreciation and amortization, contributed $60.5 million to operating income in the June 2008 quarter compared to $19.6 million in the comparable 2007 quarter.

Mineral Production Costs

Mineral production costs were $51.6 million in the June 2008 quarter, comprised of $38.2 million from Mount Polley and $13.4 million representing the Company's 50% share of Huckleberry. This compares to $42.1 million in the June 2007 quarter comprised of $26.2 million from Mount Polley and $15.9 million from Huckleberry.

The unloading of the Wight pit highwall at Mount Polley was completed in February 2008 and this allowed for full access to Wight pit ore leading to record production in the June 2008 quarter. Huckleberry results were impacted by increased stripping, lower grades and harder ore associated with the Main Zone Extension pit.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $9.0 million in the June 2008 quarter from $6.1 million in the June 2007 quarter as a result of higher volumes of concentrate sold.

Share Based Compensation

Share based compensation expense was a recovery of $0.6 million in the June 2008 quarter compared to an expense of $12.2 million in the June 2007. As described under Share Based Compensation Expense (page 5) this expense will fluctuate from quarter as a result of the changes in market price of the Company's shares and the accretion of shares under the Company's stock option plans.

Interest Expense on Long Term Debt

Interest expense on long term debt was $0.3 million in the 2008 quarter down slightly from $0.4 million in 2007 due to a lower level of debt.

Other Interest Expense

Other interest expense decreased to $0.4 million in the June 2008 quarter compared to $1.1 million in the 2007 quarter. The Company had lower average levels of short term debt in 2008 compared to the 2007 period when the Company borrowed to finance the acquisition of bcMetals.

Foreign Exchange Loss

A $0.3 million foreign exchange loss was recorded in the June 2008 quarter compared a loss of $2.8 million in the 2007 quarter. The Canadian Dollar weakend slightly versus the US Dollar in the June 2008 period compared to a significant decline in the 2007 period. These losses are due to foreign exchange rate movements on US Dollar denominated accounts receivable, derivative instrument and margin call deposits, net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations.

Realized and Unrealized Losses on Derivative Instruments

A loss of $0.4 million was recorded during the quarter ended June 30, 2008 compared to a loss of $14.8 million in the comparative 2007 quarter. This loss is for the hedges settled in the quarter as well as the revaluation of hedges outstanding at the period end. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle. During the quarter ended June 30, 2008 the Company entered into additional hedge contracts for the sale of copper for the 2008 and 2009 to protect the Company's cash flow against a decline in the price of copper.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the June 2008 quarter was $44.2 million compared to income of $3.2 million in the June 2007 quarter. Cash flow increased to $66.1 million in the June 2008 quarter compared to $25.7 million in 2007. The $40.4 million increase is the result of higher operating margins on higher sales volumes and lower realized losses on derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2008 the Company had working capital of $44.3 million, a increase of $35.3 million from working capital of $9.0 million at December 31, 2007. The Mount Polley and Huckleberry mines are generating cash flow which continue to improve the working capital position of the Company and provide cash for debt reduction and investment in mineral properties.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $11.1 million in the June 2008 quarter compared to $5.4 million in 2007. Expenditures in 2008 include $10.1 million at Mount Polley, primarily for continued stripping of the Springer, and expenditures of $0.8 million at Huckleberry. Expenditures of $4.9 million in 2007 at Mount Polley were for equipment additions and $0.3 million was spent on capital at Huckleberry. Capital expenditures in 2008 and 2007 were financed from cash flow from operations.

Exploration expenditures were $2.6 million in the June 2008 quarter compared to $4.4 million in the June 2007 quarter. In 2008 exploration work was conducted mainly on the Company's Mount Polley, Red Chris and Sterling properties while in 2007 expenditures were mainly for Mount Polley and Sterling.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any additional equity financing during 2008.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2008 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2007

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007.

Financial Results

Overview

Net income for the six month period ended June 2008 was $45.9 million ($1.40 per share) compared to income of $1.3 million ($0.04 per share) in the comparative 2007 period.

Operating revenues were $181.5 million in the 2008 period compared to $147.5 million in the comparative 2007 period.

The increased net income for the Company in the six month period ended June 2008 was the result of higher contribution margin from Mount Polley, lower losses on derivative instruments, a recovery of share based compensation expense, offset by a lower contribution from Huckleberry.

The Company's share of Huckleberry proportionately consolidated in the 2008 period was a loss of $1.0 million compared to a profit of $9.0 million in the comparative 2007 period. The reduction in contribution from Huckleberry was due to mining and milling lower grade ore from the upper benches of the Main Zone Extension pit and lower throughput.

Mount Polley operations, after depletion, depreciation and amortization, contributed $79.3 million to operating income in the 2008 period compared to $25.6 million in the comparable 2007 period.

Due to the large increase in the copper price during the first quarter of 2008, the Company realized an additional $12.4 million in revenue on final settlement of shipments from 2007. Offsetting this was a first quarter 2008 loss of $13.6 million on derivative instruments.

Mineral Production Costs

Mineral production costs were $79.9 million in the six month period ended June 2008, comprised of $54.4 million from Mount Polley and $25.5 million representing the Company's 50% share of Huckleberry. This compares to $74.8 million in the 2007 period comprised of $53.5 million from Mount Polley and $21.3 million from Huckleberry.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $12.9 million in the 2008 period from $10.7 million in the 2007 period as a result of higher volumes of concentrate sold.

Share Based Compensation

Share based compensation expense was a recovery of $2.6 million in the six month period ended June 2008 compared to an expense of $12.7 million in the 2007 period. As described under Share Based Compensation Expense (page 5) this expense will fluctuate from quarter as a result of the changes in market price of the Company's shares and the accretion of shares under the Company's stock option plans.

Interest Expense on Long Term Debt

Interest expense on long term debt was $0.6 million in the 2008 period down slightly from $0.8 million in 2007 due to a lower level of debt.

Other Interest Expense

Other interest expense was $1.0 million in the 2008 period compared to $1.5 million in 2007 as the Company had lower average levels of short term debt in 2008 compared to the 2007 when the Company borrowed to finance the acquisition of bcMetals.

Financing Costs

Financing costs of $1.1 million in the 2008 period were all related to the $30 million revolving credit facility arranged during the period to provide working capital and flexibility on the timing of exploration expenditures. These costs include a $0.2 million arrangement fee and $0.9 million related to the fair value of the warrants issued to June 30, 2008 for the $15.0 million drawn on the facility to that date. In 2007 the $0.4 million in financing costs were for the arrangement fee for the facility to purchase bcMetals.

Foreign Exchange Loss

A $0.1 million foreign exchange loss was recorded in the 2008 period compared a loss of $3.0 million in the 2007 period as the Canadian Dollar was weakened versus the US Dollar in the June 2007 period but was more steady in the 2008 period. These losses are due to foreign exchange rate movements on US Dollar denominated accounts receivable, derivative instrument and margin call deposits, net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations.

Realized and Unrealized Losses on Derivative Instruments

A loss of $22.2 million was recorded during the period ended June 30, 2008 compared to a loss of $30.8 million in the comparative 2007 period. This loss is for the hedges settled in the period as well as the revaluation of hedges outstanding at the period end. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle. During the period ended June 30, 2008 the Company entered into additional hedge contracts for the sale of copper for the 2008 and 2009 to protect the Company's cash flow against a decline in the price of copper.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the six month period ended June 2008 was $45.9 million compared to net income $1.3 million in the 2007 period. Cash flow increased to $85.7 million in the 2008 period compared to $47.9 million in the 2007 period. The $37.8 million increase is the result of higher operating margins on higher sales volumes and lower realized losses on derivative instruments. Cash flow is a measure used by the Company to evaluate its performance, however it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2008 the Company had working capital of $44.3 million, a increase of $35.3 million from working capital of $9.0 million at December 31, 2007. The Mount Polley and Huckleberry mines are generating cash flow which continue to improve the working capital position of the Company and provide cash for debt reduction and investment in mineral properties.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $18.8 million in the six month period ended June 2008 compared to $11.3 million in the 2007 period. Expenditures in 2008 included $10.1 million at Mount Polley, primarily for continued stripping of the Springer, and expenditures of $0.8 million at Huckleberry. Expenditures of $8.7 million in 2007 at Mount Polley were for equipment additions and $2.4 million was spent on capital at Huckleberry. Capital expenditures in 2008 and 2007 were financed from cash flow from operations.

Exploration expenditures were $3.8 million in the 2008 period compared to $7.5 million in the 2007 period. In 2008 exploration work was conducted mainly on the Company's Mount Polley, Red Chris and Sterling properties while in 2007 expenditures were mainly for Mount Polley and Sterling.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any additional equity financing during 2008.

The Company had the following contractual obligations as of June 30, 2008:

Contractual Obligations				Years Ended		Total
(thousands of dollars)	July-Dec 2008	2009	2010	2011	2012	
Short term debt	$8,149	$ -	$ -	$ -	$ -	$8,149
Long term debt	2,265	2,946	1,048	676	-	6,935
Convertible debentures [1]	-	-	13,980	-	-	13,980
Operating leases	175	316	259	254	107	1,111
Capital expenditures & other	2,573	-	-	-	-	2,573
Mineral properties [2]	147	377	381	441	441	1,787
Total	$13,309	$3,639	$15,668	$1,371	$548	$34,535

(1) Assumes non conversion of debentures.

(2) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2012 is for the year 2012 only.

Debt repayment and working capital requirements for 2008 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry, the $30.0 million short term debt facility and other debt or equity financings as may be required.

As at June 30, 2008 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Selected Quarterly Financial Information

				Three Months Ended
Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]	June 30 2008	March 30 2008	December 31 2007	September 30 2007
Total Revenues	$124,911	$56,597	$32,747	$84,784
Equity Income from Huckleberry	-	-	-	-
Net Income	$44,236	$1,665	$13,851	$7,576
Income per share [1]	$1.35	$0.05	$0.42	$0.23
Diluted Income per share [1]	$1.34	$0.05	$0.42	$0.23
Adjusted Net Income (Loss) [2]	$42,571	$12,046	$(10,489)	$12,184
Adjusted Net Income (Loss) per share [2]	$1.30	$0.37	$(0.32)	$0.37
Cash Flow [3]	$66,124	$18,529	$(9,578)	$23,571
Cash Flow per share [3]	$2.02	$0.57	$(0.29)	$0.72
Average LME cash settlement copper price/lb in US$	$3.832	$3.522	$3.283	$3.499
Average US/CDN$ exchange rate	$1.010	$1.004	$0.982	$1.045
Period end US/CDN$ exchange rate	$1.019	$1.0279	$0.988	$0.996

				Three Months Ended
Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]	June 30 2007	March 30 2007	December 31 2006	September 30 2006
Total Revenues	$93,210	$54,246	$45,659	$57,154
Equity Income from Huckleberry	-	-	$737	$12,035
Net Income (Loss)	$3,224	$(1,922)	$23,827	$30,955
Income per share [1]	$0.10	$(0.06)	$0.79	$1.03
Diluted Income per share [1]	$0.10	$(0.06)	$0.74	$0.98
Adjusted Net Income (Loss) [2]	$19,482	$10,708	$14,232	$35,777
Adjusted Net Income (Loss) per share [2]	$0.62	$0.35	$0.47	$1.19
Cash Flow [3]	$25,698	$22,185	$18,811	$36,342
Cash Flow per share [3]	$0.82	$0.72	$0.62	$1.21
Average LME cash settlement copper price/lb in US$	$3.464	$2.695	$3.215	$3.479
Average US/CDN$ exchange rate	$1.098	$1.172	$1.139	$1.121
Period end US/CDN$ exchange rate	$1.063	$1.153	$1.165	$1.115

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and is due on February 15, 2009. The facility is secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. In the March 2008 quarter $15.0 million was drawn on the facility and 600,000 warrants were issued. No further draws were made and the facility was repaid in full in the second quarter of 2008.

Further details on related party transactions can be found in Notes 5 and 11 to the unaudited consolidated financial statements for the six months ended June 30, 2008.

Other

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2007. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective. There has been no significant change in the Company's internal control over financial reporting during the three months ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

General

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at *www.sedar.com*.

As of June 30, 2008 the Company had 32,649,357 common shares outstanding. On a diluted basis the Company had 36,847,209 common shares outstanding at June 30, 2008.

Outlook

Operations

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 80 million pounds of copper, 50 thousand ounces of gold, 600 thousand ounces of silver and 100 thousand pounds of molybdenum during 2008 and given continued strong metals prices it is expected to generate strong cash flow for exploration and repayment of debt. Cash flow protection for 2008 is supported by derivative instruments that will see the Company receive certain minimum average copper prices as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate.

Exploration

The Company continues aggressive exploration programs focused on the Red Chris and Sterling properties, and at the Mount Polley and Huckleberry operating mines.

Construction of a 15 kilometre access trail is underway and is expected to be completed in September. Following completion, an exploration program and a detailed geotechnical investigative program will be initiated.

At Sterling the current phase of the underground drill program was completed and positive results were received subsequent to the quarter end, which included confirmation of high grade mineralization within the 144 zone, discovery and definition of the east extension of the 144 zone, discovery of an open mineralization trend on the west side of the 144 zone and discovery of the gold-hosting potential of the latite dike which divides the main 144 zone from the east extension. These discoveries will result in a recalculation of the total mineralized resource contained in the 144 zone. A follow up drill program is planned.

At Mount Polley exploration in 2008 will continue to focus on finding higher grade zones to replace the Wight pit ores that will be depleted in 2008.

At Huckleberry, exploration targets arising from the regional exploration program will continue to be pursued, and six diamond drill holes are planned to test the Upper Ridge zone at Whiting Creek.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project will be dependant on the construction of a power line to serve the northwest portion of British Columbia. The Red Chris project has received reconfirmation of the Federal environmental assessment. In June the Federal Court of Appeal ruled to set aside the September 2007 decision by the Federal Court Trial Division. The Company will review the information on the Red Chris project to maximize the economics of the project. Some development work in addition to further exploration is expected to be completed during 2008 to advance the Red Chris property towards production.

Financing

Debt repayment and working capital requirements for 2008 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines and short term debt facilities. Selective debt financings may also be entered into during 2008. The Company currently does not forecast the requirement for any equity financings during 2008.

Acquisitions

Management continues to evaluate potential acquisitions to further grow the Company.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)
(expressed in thousands of dollars)

	June 30 2008	December 31 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$17,007	$19,421
Short term investments	11,951	10,835
Marketable securities	418	861
Accounts receivable	63,445	25,441
Inventory (Note 3)	16,627	20,005
Derivative instrument assets and margin deposits (Note 8)	1,000	5,217
Future income taxes	3,648	-
	114,096	81,780
Derivative instrument assets and margin deposits (Note 8)	2,658	2,304
Mineral Properties	238,951	229,646
Reclamation Deposits	4,686	4,558
Future Income Taxes	2,776	2,348
Other Assets	81	105
	$363,248	$320,741
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$18,521	$26,133
Taxes payable	3,870	6,030
Short term debt (Note 5)	8,149	23,222
Current portion of long term debt	4,248	4,844
Derivative instrument liabilities (Note 8)	12,142	3,007
Current portion of future site reclamation costs	1,401	987
Current portion of share based compensation liability (Notes 6 & 7)	2,437	4,736
Future income taxes	19,008	3,791
	69,776	72,750
Derivative instruments (Note 8)	1,762	-
Long Term Debt	2,687	4,670
Debt Component of Convertible Debentures	12,018	11,495
Future Site Reclamation Costs	16,896	16,861
Share Based Compensation Liability (Notes 6 & 7)	-	283
Future Income Taxes	37,324	38,390
	140,463	144,449
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	64,085	64,163
Contributed Surplus	918	-
Equity Component of Convertible Debentures	4,808	4,808
Retained Earnings	152,974	107,321
	222,785	176,292
	$363,248	$320,741

See accompanying notes to these financial statements.
Contingent liabilities (Note 14)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Second Quarter		Year to Date	
	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
REVENUES				
Mineral sales	$124,348	$92,192	$180,627	$145,731
Interest income	219	417	524	984
Other	344	601	357	741
	124,911	93,210	181,508	147,456
EXPENSES				
Mineral production and transportation costs	51,563	42,126	79,888	74,783
Mineral property holding costs	204	359	492	588
Accretion of future site restoration costs	283	121	566	398
Depletion, depreciation and amortization	9,015	6,111	12,901	10,701
General and administration	836	523	1,476	1,055
Share based compensation (Notes 6 & 7)	(566)	12,154	(2,563)	12,650
Interest on long term debt	291	370	599	752
Other interest	422	1,057	1,009	1,533
Interest accretion on short and long term debt	266	261	524	529
Financing costs (Note 7(d))	-	-	1,143	400
Foreign exchange loss	340	2,791	138	2,997
	62,654	65,873	96,173	106,386
INCOME BEFORE THE UNDERNOTED	62,257	27,337	85,335	41,070
Realized (losses) on derivative instruments (Note 8)	(2,103)	(5,288)	(6,323)	(2,101)
Unrealized gains (losses) on derivative instruments (Note 8)	1,703	(9,515)	(15,875)	(28,651)
Other	(345)	151	(742)	221
INCOME BEFORE TAXES	61,512	12,685	62,395	10,539
Income and mining taxes	17,276	9,461	16,494	9,237
NET INCOME AND COMPREHENSIVE INCOME	$44,236	$3,224	$45,901	$1,302
Income Per Share				
Basic	$1.35	$0.10	$1.40	$0.04
Diluted	$1.34	$0.10	$1.39	$0.04
Weighted Average Number of Common Shares Outstanding (Note 10)				
Basic	32,680,823	31,345,771	32,685,033	31,055,901
Diluted	32,985,952	32,069,451	33,046,822	31,695,394

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings	Total
Balance December 31, 2006	30,729,577	$47,682	$4,049	$4,808	$84,592	$141,131
Issued for cash on exercise of options	624,667	7,128	(583)	-	-	6,545
Issued for cash on exercise of warrants	1,335,000	9,353	(1,343)	-	-	8,010
Transfer of contributed surplus on revision of stock option plan payment alternatives	-	-	(3,044)	-	-	(3,044)
Share based compensation	-	-	921	-	-	921
Net income	-	-	-	-	22,729	22,729
Balance December 31, 2007	32,689,244	64,163	-	4,808	107,321	176,292
Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 7(c))	(39,887)	(78)	-	-	(248)	(326)
Warrants issued for drawdown on Line of Credit Facility (Note 7(d))	-	-	918	-	-	918
Net income	-	-	-	-	45,901	45,901
Balance June 30, 2008	32,649,357	$64,085	$918	$4,808	$152,974	$222,785

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

(expressed in thousands of dollars, except share amounts)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2008	2007	2008	2007
OPERATING ACTIVITIES				
Net income	$44,236	$3,224	$45,901	$1,302
Items not affecting cash flows				
Depletion, depreciation and amortization	9,015	6,111	12,901	10,701
Share based compensation, net of cash paid	(566)	10,099	(2,582)	10,595
Accretion of debt and future site restoration costs	549	382	1,090	927
Unrealized foreign exchange (income) loss	(278)	487	(112)	(509)
Future income taxes	14,673	(3,997)	10,074	(4,612)
Unrealized losses (gains) on derivative instruments	(1,703)	9,515	15,875	28,651
Non cash financing costs	-	-	918	-
Other	198	(123)	588	(190)
	66,124	25,698	85,653	47,883
Increase in cash on change in method of accounting for Huckleberry Mines Ltd.	-	-	-	4,792
Net change in non-cash operating balances (Note 9)	(26,114)	22,883	(45,074)	8,050
Cash provided by operating activities	40,010	48,581	39,579	60,725
FINANCING ACTIVITIES				
Proceeds of short term debt	33,274	14,291	80,739	79,329
Repayment of short term debt	(53,242)	(42,012)	(95,924)	(54,493)
Repayment of long term debt	(1,394)	(1,657)	(2,580)	(3,085)
Issue of share capital, net of share issue costs	-	8,018	-	8,245
Purchase of common shares for cancellation (Note 7(c))	(326)	-	(326)	-
Cash (used in) provided by financing activities	(21,688)	(21,360)	(18,091)	29,996
INVESTMENT ACTIVITIES				
(Increase) decrease in short term investments	-	(145)	(1,116)	1,312
Increase in non current derivative instruments and margin deposits investments	(54)	-	(354)	-
Acquisition of investment on bcMetals, net of cash acquired of $2,517	-	(116)	-	(58,906)
Acquisition and development of mineral properties	(13,690)	(9,768)	(22,575)	(18,795)
(Increase) decrease in future site reclamation deposits	132	(88)	(93)	(163)
Other	48	(18)	11	(31)
Cash used in investment activities	(13,564)	(10,135)	(24,127)	(76,583)
EFFECT OF FOREIGN EXCHANGE ON CASH BALANCES	(49)	(1,286)	225	(1,415)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,709	15,800	(2,414)	12,723
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,298	18,971	19,421	22,048
CASH AND CASH EQUIVALENTS, END OF PERIOD	$17,007	$34,771	$17,007	$34,771

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:	June 30 2008	December 31 2007
Cash in bank	$17,007	$9,373
Short term money market investments	-	10,048
	$17,007	$19,421

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2008	2007	2008	2007
OPERATING ACTIVITIES				
Interest expense paid	$742	$1,562	$1,628	$2,183
Income taxes paid	$1,240	$1,870	$8,580	$1,870

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the six months ended June 30, 2008:
(a) the Company issued 600,000 warrants with a fair value of $918 in connection with a short term facility (Notes 5(a) and 7(d).
(b) the Company received marketable securities with a fair value of $16 as option payments on a mineral properties.

During the six months ended June 30, 2007:
(a) the Company reclassified $1,741 of contributed surplus arising from stock based compensation to share capital on the exercise of options and warrants.
(b) the Company received marketable securities with a fair value of $142 as option payments on a mineral properties.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. All inter-company balances and transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) The accounting policies followed in preparation of these interim financial statements are the same as those used by the Company as disclosed in the annual audited financial statements for the year ended December 31, 2007. Certain information and note disclosures have been omitted. The financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2007.

(b) Capital Disclosures and Financial Instruments- Disclosures and Presentation

The Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(c) Inventories

The Company adopted the new standards on inventories that were issued by the Canadian Institute of Chartered Accountants: Section 3031 Inventories ("Section 3031"), which replaces Section 3030. Section 3031 establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

3. INVENTORY

	June 30 2008	December 31 2007
Concentrate	$5,659	$9,723
Supplies	10,968	10,282
	$16,627	$20,005

4. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	June 30 2008	December 31 2007
Current Assets		
Cash and cash equivalents	$15,193	$18,669
Short term investments	11,951	10,835
Other current assets	13,190	11,859
	40,334	41,363
Mineral property	23,357	25,689
Other	3,319	3,917
	67,010	70,969
Current Liabilities		
Accounts payable and other current liabilities	(9,987)	(13,355)
Future site restoration costs	(13,477)	(13,199)
	$43,546	$44,415

Statement of (Loss) Income and Comprehensive (Loss) Income	Three Months Ended June 30 2008	Six Months Ended June 30 2008
Revenues	$18,937	$38,613
Expenses	15,753	30,124
Income before undernoted	3,184	8,489
Losses on derivative instruments	(933)	(9,178)
Income and mining taxes	(901)	(268)
Net (Loss) Income and Comprehensive (Loss) Income	$1,350	$(957)
Statement of Cash Flows		
Operating activities	$4,320	$(2,146)
Financing activities	-	-
Investment activities	278	(1,606)
Effect of foreign exchange on cash balances	(49)	225
(Decrease) increase in cash and cash equivalents	$4,549	$(3,527)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $451 (December 31, 2007 - $411) and only liability is accounts payable $nil (December 31, 2007 - $49). There have been no operations since the inception of the Porcher Island Joint Venture as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

5. SHORT TERM DEBT

	June 30 2008	December 31 2007
(a) Revolving credit facility from a syndicate of lenders, including a company controlled by a significant shareholder and a company controlled by a director, payable on demand with interest at 10% per annum, payable monthly, and due on February 15, 2009. The credit facility is secured by a floating charge on all the assets of the Company plus guarantees from the Company's wholly owned subsidiaries Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. Warrants to purchase 600,000 common shares were issued for advances to June 30, 2008 (Note 7(d)).	$ -	$ -
(b) Credit facility from a company controlled by a significant shareholder	-	10,000
(c) Concentrate advances of US$Nil (2007 - US$13,381) from a purchaser of concentrate from the Mount Polley Mine.	-	13,222
(d) Concentrate advances of US$8,000 (2007 - US$Nil) from a purchaser of concentrate from the Mount Polley Mine repayable from the sale of concentrate with interest at one month Libor plus 3.5% and secured by a first charge on concentrate from the Mount Polley mine.	8,149	-
	$8,149	$23,222

6. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 7(b)). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

	Six Months Ended June 30 2008	Year Ended December 31 2007
Balance, beginning of period	$5,019	$ -
Recognition of initial liability on amendment to the stock option plans	-	14,909
Share based compensation	(2,563)	(1,932)
Current period payment for options exercised	(19)	(2,842)
Transferred to share capital on issuance of common shares	-	(5,116)
Balance, end of period	2,437	5,019
Less portion due within one year	(2,437)	(4,736)
	$ -	$283

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

7. SHARE CAPITAL

(a) Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At June 30, 2008, 1,283,269 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three or five year period.

In June 2007 the Company amended its outstanding Share Option Plans providing all option holders the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in a liability being recorded for the intrinsic value of the stock options (Note 6).

A summary of the status of the Company's Share Option Plan as of June 30, 2008 and changes during the period is presented below:

	Six Months Ended June 30 2008		Year Ended December 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,261,667	$7.38	1,996,333	$4.94
Granted	725,000	$8.82	190,000	$12.42
Exercised	(5,000)	$6.60	(909,666)	$3.01
Lapsed	-	-	(15,000)	$10.90
Outstanding at end of period	1,981,667	$7.91	1,261,667	$7.38
Options exercisable at end of period	1,036,668	$6.81	500,000	$6.64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The following table summarizes information about the share options outstanding at June 30, 2008:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 5.30	133,334	3.5 years	66,668
$ 6.60	893,333	2.1 years	893,333
$ 6.80	8,000	1.5 years	8,000
$ 8.82	725,000	10.5 years	-
$ 9.10	47,000	3.5 years	27,000
$10.90	75,000	4.5 years	25,000
$13.26	50,000	5.5 years	-
$14.30	50,000	5.5 years	16,667
	1,981,667	5.7 years	1,036,668

(c) Normal Course Issuer Bid ("NCIB")

On September 18, 2007 the Toronto Stock Exchange (the "TSX") accepted for filing the Company's Notice for its NCIB to be transacted through the facilities of the TSX.

Pursuant to the NCIB, the Company may purchase up to 1,305,150 common shares, which represents 10% of the public float and approximately 4% of the total 32,687,465 common shares of the Company issued and outstanding as of September 12, 2007. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 20, 2007 and ending September 19, 2008. Pursuant to TSX policies, daily purchases made by the Company will not exceed 11,787 common shares or 25% of the Company's average daily trading volume of 47,148 common shares on the TSX, subject to certain prescribed exceptions. The Company intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the working capital of the Company.

In the six months ending June 30, 2008 the Company purchased for cancellation 39,887 common shares pursuant to the NCIB at a cost of $326. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. From July 1 to August 6, 2008 the Company purchased 102,100 shares at a cost of $836 under the NCIB.

(d) Warrants

In conjunction with advances on the Line of Credit facility, the Company issued 600,000 share purchase warrants (Note 5(a)). Each warrant entitles the holder to purchase one common share of the Company at $10.00 per share to July 31, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The fair value of the warrants issued for the line of credit facility were estimated at the date of issue using the Black-Scholes pricing model, based on the following terms and assumptions:

Number of warrants	600,000
Exercise price	$10.00
Dividend yield	0%
Risk free interest rate	3.08%
Expected life	1.43 years
Expected volatility	46%
Estimated fair value per warrant	$1.53

The determination of expected volatility contained in the Black-Scholes pricing model is based on subjective assumptions which can materially affect the fair value estimate of the warrants at the date of grant.

8. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	June 30 2008	December 31 2007
Assets		
Current		
Forward sales assets [US$91 (2007-US$Nil)]	$93	$ -
Put options purchased [US$890 (2007-US$5,280)]	907	5,217
	$1,000	$5,217
Non-current		
Security deposits with counterparties [US$1,000 (2007-US$1,000)]	$1,019	$988
Put options purchased [US$1,609 (2007-US$1,332)]	1,639	1,316
	$2,658	$2,304
Liabilities		
Current		
Call options sold [US$6,328 (2007-US$2,245)]	$6,446	$2,220
Forward sale obligations [US$5,592 (2007-US$798)]	5,696	787
	$12,142	$3,007
Non-current		
Call options sold [US$1,730 (2007-US$Nil)]	$1,762	$ -

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At June 30, 2008 the Company had entered into various contracts to protect the cash flow from the Mount Polley and Huckleberry mines against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments. As a result, the Company records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of June 30, 2008 depending on the attributes of the contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Option contracts outstanding at June 30, 2008 are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
July to December 2008	$3.00	$3.83	15,873,000	15,873,000
July to December 2008	$2.00	-	4,216,000	-
January to December 2009	$3.00	$4.18	14,550,000	14,550,000
January to December 2009	$1.82	-	14,964,000	-
January to March 2010	$1.80	-	4,299,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

Forward sales contracts, all related to Huckleberry production, outstanding at June 30, 2008 are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
July to December 2008	$3.36	7,055,000
January to March 2009	$3.08	1,984,000

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net pounds of copper specified in the contract.

From July 1, 2008 to August 6, 2008 the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices. The net pounds of copper and the exercise price under option contracts is as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold (Bought)
Contract Period			*lbs of copper*	*lbs of copper*
April to September 2009	$3.20	$3.83	3,307,000	3,307,000
January to December 2009	$3.10	$4.08	7,275,000	7,275,000

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The call options contracts ensure that the Company will receive a price per pound of copper that is no more than the maximum price for the net pounds of copper specified in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The forward sales entered into during this period are as follows:

Contract Period	Price US$/lb	Forward Sales *lbs of copper sold*
October 2008	$3.89	1,378,000
November 2008-March 2009	$3.64	1,653,000

This forward contract ensures that the Company will receive the price per pound of copper indicated above for the net pounds of copper specified in the contract.

9. SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended June 30	
	2008	2007
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$(36,187)	$11,533
Inventory	14,356	1,372
Derivative instrument assets and margin call deposits	1,575	1,924
Accounts payable and accrued liabilities	(3,552)	(387)
Taxes payable	1,363	11,590
Derivative instrument liabilities	(3,669)	(3,149)
	$(26,114)	$22,883

	Six Months Ended June 30	
	2008	2007
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$(38,004)	$4,872
Inventory	3,463	(3,148)
Derivative instrument assets and margin call deposits	4,217	6,407
Accounts payable and accrued liabilities	(7,612)	(2,808)
Taxes payable	(2,160)	11,980
Derivative instrument liabilities	(4,978)	(9,253)
	$(45,074)	$8,050

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

10. INCOME PER SHARE

The following table sets out the computation of basic and diluted net income, net of tax per common share:

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Numerator:				
Net Income (Loss)	$44,236	$3,224	$45,901	$1,302
Denominator:				
Basic weighted-average number of common shares outstanding	32,680,823	31,345,771	32,685,033	31,055,901
Effect of dilutive securities:				
Stock options	305,129	622,762	361,789	548,011
Warrants	-	100,918	-	91,482
Diluted potential common shares	305,129	723,680	361,789	639,493
Diluted weighted-average number of common shares outstanding	32,985,952	32,069,451	33,046,822	31,695,394
Basic net income per common share	$1.35	$0.10	$1.40	$0.04
Diluted net income per common share	$1.34	$0.10	$1.39	$0.04

Excluded from the calculation of diluted net income per common share for the six months ended June 30, 2008 were 175,000 shares (June 30, 2007 – 50,000 shares) related to stock options, 1,616,185 shares (June 30, 2007 – 1,616,185 shares) related to the convertible debentures and 600,000 shares (June 30, 2007 – nil shares) related to the warrants because their effect was anti-dilutive.

Excluded from the calculation of diluted net income per common share for the three months ended June 30, 2008 were 222,000 shares (June 30, 2007 – 50,000 shares) related to stock options, 1,616,185 shares (June 30, 2007 – 1,616,185 shares) related to the convertible debentures and 600,000 shares (June 30, 2007 – nil shares) related to the warrants because their effect was anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

11. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

	June 30 2008	December 31 2007
Short term debt (Notes 5(a) and (b))	$ -	$10,000
Convertible debentures (at face value)	$9,750	$9,750

	Three Months Ended June 30	
	2008	2007
Interest expense on long term debt	$292	$144
Other interest expense	$487	$395
Financing costs	$187	$400
Warrants issued for financing costs (Note 7(d))	$765	$ -

12. SEGMENTED INFORMATION

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Revenue by geographic area				
Japan	$81,086	$83,911	$121,642	$117,004
United States	(1,846)	4,589	9,825	25,341
Europe	45,114	1,703	49,177	3,427
Canada	557	1,007	864	1,684
	$124,911	$93,210	$181,508	$147,456

In the six months ended June 30, 2008, the Company had four principal customers (June 30, 2007- four principal customers) with each customer accounting for 33%, 26%, 13% and 13% of revenues (June 30, 2007 – 28%, 24%, 17% and 14% of revenues).

In the three months ended June 30, 2008, the Company had three principal customers (June 30, 2007- three principal customers) with each customer accounting for 36%, 32% and 19% of revenues (June 30, 2007 – 35%, 34% and 18% of revenues).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2007.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counter parties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables, and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. While the balance of trade receivables owed to the Company in the ordinary course of business is significant, the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. These counterparties are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal.

The Company's credit risk has not changed significantly from the prior year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory, a $30.0 million revolving credit facility expiring February 15, 2009 and a $1.0 million line of credit with a financial institution.

The Company also holds derivatives instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered in when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from the prior year.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income and comprehensive income for the six and three months ended June 30, 2008 would have been higher/lower by $3,440 and $3,094 respectively.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company in the six and three months ended June 30, 2008 on its outstanding borrowings was 6.6% and 6.6% respectively.

If interest rates had been 100 basis points higher/lower on the Company's floating rate debt and all other variables were held constant, the amount of interest expense during the six and three months ended June 30, 2008 would have increased/decreased by $81 and $34 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

- net income for the six and three months ended June 30, 2008 would have decreased/increased by $384 and $64 respectively, as a result of the change in the equity price of the Company's common shares and the equity prices of marketable securities. The Company does not hold significant balances of marketable securities and therefore the impact on net income would be minimal. Changes in the fair value of the marketable securities and share based compensation have been reflected in net income for the quarter; and

- other comprehensive income would not have changed as a result of changes in the fair value of marketable securities and share based compensation liabilities.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counter parties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. Management believes that the carrying value of short term and long term debt and the debt component of the convertible debentures approximate fair value, as interest rates and credit spreads have not changed materially since the instruments were issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

14. CONTINGENT LIABILITIES

In 2007 the Company acquired bcMetals Corporation which is a party to three legal actions and one contingent liability pertaining to the Red Chris project. The status of these actions is as follows:

(a) Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act

The Federal Court of Appeal has set aside the earlier decision by the Federal Court Trial Division, and reconfirmed the Federal environmental assessment of the Red Chris project, which concluded the project is unlikely to cause significant adverse environmental effects.

The application of MiningWatch Canada for judicial review of the Federal environmental assessment under the Canadian Environmental Assessment Act ("CEAA") was dismissed. Federal regulatory authorities are now authorized to issue regulatory approvals for the Red Chris project to proceed.

Appeals had been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and by Red Chris Development Company Ltd., a wholly owned subsidiary of Imperial Metals Corporation, in connection with the September 25, 2007 ruling of the Federal Court of Canada, which set aside the Federal screening report of bcMetals' Red Chris project issued in May 2006. At issue was the nature of the discretion of the responsible Federal authorities to scope a project under the CEAA.

The Red Chris project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information, including the fact the project was undergoing a full Provincial environmental assessment, it was determined the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full co-operation with the responsible Federal authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental and socio-economic elements of the Red Chris project, and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace and Stewart, the government agent's office in Dease Lake, and band offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the B.C. Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris project.

In July 2005 the Provincial environmental assessment report concluded the Red Chris project was not likely to cause significant adverse environmental effects. The Red Chris project subsequently received a Provincial Environmental Certificate. In April 2006 the responsible Federal authorities issued their screening report, which also concluded the project was not likely to cause significant adverse environmental effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The appeal to the Federal Court of Appeal essentially involved matters of statutory interpretation. The Court concluded the responsible Federal authorities have discretion to define and redefine the scope of a project for the purposes of tracking an environmental assessment as a screening under section 18 of CEAA or as a comprehensive review under section 21 of CEAA.

The Federal Court of Appeal noted in its decision that the conclusions of the scoping decision by the responsible Federal authorities were not challenged. MiningWatch Canada has given notice to the Company's lawyers that it intends to seek leave to appeal the decision of the Federal Court of Appeal to the Supreme Court of Canada.

(b) Glencore Ltd.

In November 2006 Glencore commenced an action against bcMetals seeking to enforce a contract for the sale of copper concentrates from the Red Chris project. bcMetals has counter-claimed against Glencore seeking damages for contractual interference. This action is in the discovery stage.

(c) American Bullion Minerals Ltd. ("ABML")

In October 2006, two minority shareholders of ABML ("Petitioners") filed a Petition in the Supreme Court of British Columbia seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and an order that bcMetals, the 52% owner of the issued shares of ABML, purchase the shares of the minority shareholders of ABML. The Petitioners are also seeking to certify the Petition as a class action proceeding.All matters complained of by the Petitioners predate the acquisition of bcMetals by Imperial Metals Corporation.

The Petitioners also filed an interim motion seeking to have the bankruptcy of ABML annulled. The interim motion was successful and the bankruptcy was annulled on May 21, 2008.

On August 1, 2008 the Court appointed three directors to the Board of ABML, one from among the nominees of the Petitioners and two from among the nominees of Imperial Metals Corporation.

The monetary impact to Imperial Metals Corporation of the Petitioners obtaining an order certifying their petition as a class action proceeding and obtaining an order that bcMetals purchase the shares of the minority shareholders of ABML is not quantifiable at this time. Imperial Metals Corporation has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML a reporting issuer, has been cease traded since 2001 and is delisted.

(d) Jiangxi Copper

In February 2007 bcMetals was asked to pay a US$1,000 break fee to Global International Jiangxi Copper Mining Company Limited for non completion of a proposed limited partnership for the development of the Red Chris project. The Company's position is that not all of the underlying conditions of the agreement have been met and therefore no break fee is payable. No amount has been accrued in these financial statements in connection with the requested break fee. Should bcMetals be required to pay a break fee, the amount paid will be charged to expense in the Statement of Income.

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CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Share Structure: June 30, 2008
Outstanding: 32,649,357
Fully Diluted: 36,847,209
Market Capitalization: $287.3 M

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates are to be directed to Computershare.

TSX:III

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

END